November 29, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jennifer Gowetski
Pam Long

Re:	Games & Esports Experience Acquisition Corp. Registration Statement on Form S-1 File No. 333-260852

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Games & Esports Experience Acquisition Corp. (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Washington D.C. time, on December 1, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Sidley Austin LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as many copies of the preliminary prospectus dated November 24, 2021 as appear to be reasonable to secure adequate distribution of the preliminary prospectus will be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that the several underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

J.P. Morgan Securities LLC

By:	/s/ Peter Castoro
Name: Peter Castoro
Title: Vice President

WILLIAM BLAIR & company, l.l.c.

By:	/s/ Bryan Finkel
Name: Bryan Finkel
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]